Exhibit 99.1

PDMR Dealing

August 21, 2017, LONDON — Verona Pharma plc (AIM: VRP) (NASDAQ: VRNA) (“Verona Pharma”), a clinical-stage biopharmaceutical company focused on developing and commercializing innovative therapies for respiratory diseases, announces that, on August 17, 2017, Dr. David Ebsworth, Non-Executive Chairman of the Company, purchased 8,130 ordinary shares of 5 pence each in the Company (the “Ordinary Shares”) at a price of 122.5 pence per Ordinary Share.  Following the acquisition, Dr. Ebsworth will have an interest in the Company of 125,787 Ordinary Shares, representing 0.12% of the Company’s issued share capital.

The notification of dealing form can be found below.

For further information, please contact:

Verona Pharma plc	Tel: +44 (0)20 3283 4200
Jan-Anders Karlsson, Chief Executive Officer	info@veronapharma.com

N+1 Singer (Nominated Adviser and UK Broker)	Tel: +44 (0)20 7496 3000
Aubrey Powell / James White

FTI Consulting (UK Media and Investor enquiries)	Tel: +44 (0)20 3727 1000
Simon Conway / Natalie Garland-Collins	veronapharma@fticonsulting.com

ICR, Inc. (US Media and Investor enquiries)
Darcie Robinson	Tel: +1 203-682-8379 Darcie.Robinson@icrinc.com
Stephanie Carrington	Tel. +1 646-277-1282 Stephanie.Carrington@icrinc.com

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	David Ebsworth

2	Reason for the notification

a)	Position/status	Non-Executive Chairman

b)	Initial notification/Amendment	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Verona Pharma plc

b)	LEI	213800EVI6O6J3TIAL06

4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted

a)	Description of the financial instrument, type of instrument Identification code	Ordinary Shares of 5 pence each GB00BYW2KH80

b)	Nature of the transaction	David Ebsworth purchased 8,130 Ordinary Shares

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		122.5 pence per Ordinary Share	8,130 Ordinary Shares

d)	Aggregated information	N/A

• Aggregated volume

• Price

e)	Date of the transaction	17 August 2017

f)	Place of the transaction	London Stock Exchange, AIM